UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 16th October, 2012	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 12th October, 2012 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about unaudited second quarter and half year audited results of the Bank for the quarter ended 30th September, 2012.

12th October, 2012

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re: Audited Financial Results for the half year ended 30th September 2012

We attach herewith the financial results for the second quarter (unaudited) and half year (audited) ended 30th September 2012 and the Segment-wise Reporting, duly approved at the Board Meeting held today (12th October 2012) and the press release in this regard.

The aforesaid financial results have been submitted to the Stock Exchanges in India as per the listing requirements of the said stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As Above

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2012

							( in lacs)
	Particulars	Quarter ended 30.09.2012	Quarter ended 30.06.2012	Quarter ended 30.09.2011	Half Year ended 30.09.2012	Half Year ended 30.09.2011	Year ended 31.03.2012
		Unaudited	Unaudited	Unaudited	Audited*	Audited*	Audited*
1	Interest Earned (a)+(b)+(c)+(d)	852465	800742	671770	1653207	1269567	2728635
	a) Interest / discount on advances / bills	644941	606351	499479	1251292	950898	2053660
	b) Income on Investments	195277	187868	161819	383145	302889	650459
	c) Interest on balances with Reserve Bank of India and other inter bank funds	8499	5111	3294	13610	5778	13714
	d) Others	3748	1412	7178	5160	10002	10802
2	Other Income	134512	152949	121168	287461	233171	524369
3	TOTAL INCOME (1)+(2)	986977	953691	792938	1940668	1502738	3253004
4	Interest Expended	479296	452337	377319	931633	690320	1498958
5	Operating Expenses (i)+(ii)	250550	243260	203039	493810	396502	859006
	i) Employees cost	96293	99319	82310	195612	160409	339991
	ii) Other operating expenses	154257	143941	120729	298198	236093	519015
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	729846	695597	580358	1425443	1086822	2357964
7	Operating Profit before Provisions and Contingencies (3)-(6)	257131	258094	212580	515225	415916	895040
8	Provisions (other than tax) and Contingencies	29289	48731	36605	78020	80971	143725
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	227842	209363	175975	437205	334945	751315
11	Tax Expense	71844	67624	56040	139468	106512	234608
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	155998	141739	119935	297737	228433	516707
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	155998	141739	119935	297737	228433	516707
15	Paid up equity share capital (Face Value of 2/- each)	47234	47118	46766	47234	46766	46934
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)						2945504
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	17.0%	15.5%	16.5%	17.0%	16.5%	16.5%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	6.6	6.0	5.1	12.6	9.8	22.1
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	6.5	6.0	5.1	12.5	9.7	21.9
	(iv) NPA Ratios
	(a) Gross NPAs	213344	208632	189494	213344	189494	199939
	(b) Net NPAs	38686	39602	35525	38686	35525	35233
	(c) % of Gross NPAs to Gross Advances	0.91%	0.97%	1.00%	0.91%	1.00%	1.02%
	(d) % of Net NPAs to Net Advances	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%
	(v) Return on assets (average) - not annualized	0.4%	0.4%	0.4%	0.9%	0.8%	1.8%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1412264911	1406856240	1389439055	1412264911	1389439055	1397842379
	- Percentage of Shareholding	59.8%	59.7%	59.4%	59.8%	59.4%	59.6%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	406217229	405847035	405656975	406217229	405656975	405629791
	- Percentage of Shareholding	17.2%	17.2%	17.4%	17.2%	17.4%	17.3%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	23.0%	23.1%	23.2%	23.0%	23.2%	23.1%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

							( in lacs)
Particulars		Quarter ended 30.09.2012	Quarter ended 30.06.2012	Quarter ended 30.09.2011	Half Year ended 30.09.2012	Half Year ended 30.09.2011	Year ended 31.03.2012
		Unaudited	Unaudited	Unaudited	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	214103	251696	191031	465799	356741	782356
b)	Retail Banking	833756	779782	661461	1613538	1266705	2652926
c)	Wholesale Banking	454798	426806	406905	881604	760978	1580429
d)	Other Banking Operations	86732	74989	64979	161721	122503	290078
e)	Unallocated	3425	—	7053	3425	9633	9648
	Total	1592814	1533273	1331429	3126087	2516560	5315437
	Less: Inter Segment Revenue	605837	579582	538491	1185419	1013822	2062433

	Income from Operations	986977	953691	792938	1940668	1502738	3253004

2	Segment Results
a)	Treasury	4852	6694	3885	11546	5725	38199
b)	Retail Banking	108913	92942	95760	201855	173428	348682
c)	Wholesale Banking	108856	109620	67007	218476	144282	327185
d)	Other Banking Operations	34440	26028	27406	60468	49049	127754
e)	Unallocated	(29219)	(25921)	(18083)	(55140)	(37539)	(90505)

	Total Profit Before Tax	227842	209363	175975	437205	334945	751315

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	8818950	8604829	7108014	8818950	7108014	9520628
b)	Retail Banking	(8600001)	(8295438)	(6588198)	(8600001)	(6588198)	(7714935)
c)	Wholesale Banking	3569194	3278720	2583495	3569194	2583495	1630647
d)	Other Banking Operations	876202	716241	564148	876202	564148	679439
e)	Unallocated	(1329875)	(1143984)	(870241)	(1329875)	(870241)	(1123341)

	Total	3334470	3160368	2797218	3334470	2797218	2992438

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating from outside India, the Bank is considered to operate in only the domestic segment.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on September 30, 2012 is given below.

		( in lacs)
Particulars	As at 30.09.2012	As at 30.09.2011
CAPITAL AND LIABILITIES
Capital	47234	46766
Reserves and Surplus	3287236	2750452
Employees’ Stock Options (Grants) Outstanding	30	291
Deposits	27413004	23067638
Borrowings	3097259	2234388
Other Liabilities and Provisions	3892693	3475110

Total	37737456	31574645

ASSETS
Cash and Balances with Reserve Bank of India	2168625	2181375
Balances with Banks and Money at Call and Short notice	502618	196343
Investments	9173377	7864744
Advances	23164861	18850218
Fixed Assets	250013	216947
Other Assets	2477962	2265018

Total	37737456	31574645

2	The above results have been approved by the Board of Directors at its meeting held on October 12, 2012.
3	The results for the half year ended September 30, 2012 have been subject to an “Audit” and the results for the quarter ended September 30, 2012 have been subject to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
4	The Bank has followed the same significant accounting policies in the preparation of the interim financial statements as those followed in the annual financial statements for the year ended March 31, 2012.
5	During the quarter and half year ended September 30, 2012, the Bank allotted 5778865 and 15009970 shares pursuant to the exercise of stock options by certain employees.
6	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.
7	As at September 30, 2012, the total number of branches (including extension counters) and ATM network stood at 2620 branches and 10316 ATMs respectively.
8	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2012: Opening : Nil; Additions : 668; Disposals : 668; Closing position : Nil.
9	Figures of the previous period have been regrouped / reclassified wherever necessary to conform to current period’s classification.
10	10 lac = 1 million

10 million = 1 crore

Place : Mumbai	Aditya Puri

Date : October 12, 2012	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Exhibit I

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2012

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter and half year ended September 30, 2012, at their meeting held in Mumbai on Friday, October 12, 2012. The results for the quarter ended September 30, 2012, have been subject to a ‘Limited Review’, while those for half year ended September 30, 2012, have been subject to an ‘Audit’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2012

The Bank’s total income for the quarter ended September 30, 2012, was 9,869.8crores as against 7,929.4crores for the quarter ended September 30, 2011. Net revenues (net interest income plus other income) were at 5,076.8crores for the quarter ended September 30, 2012, an increase of 22.2% over 4,156.2crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2012, grew by 26.7% to 3,731.7crores. This was driven by loan growth of 22.9% and a net interest margin for the quarter of 4.2%.

Other income (non-interest revenue) for the quarter ended September 30, 2012, was 1,345.1crores as against 1,211.7 crores in the corresponding quarter ended September 30, 2011. The main contributor to other income for the quarter was fees & commissions of 1,209.1crores, up by 22.4% over 987.9crores in the corresponding quarter ended September 30, 2011. The two other components of other income were foreign exchange & derivatives revenue of 235.9crores ( 218.0crores for the corresponding quarter of the previous year) and loss on revaluation / sale of investments of 105.9crores (loss of 1.3crores for the quarter ended September 30, 2011).

Operating expenses for the quarter ended September 30, 2012, were 2,505.5crores, an increase of 23.4% over the corresponding quarter of the previous year and 3.0% over the preceding quarter ended June 30, 2012. The cost-to-income ratio for the quarter ended September 30, 2012 was 49.4%. With asset quality remaining stable, provisions and contingencies for the quarter ended September 30, 2012 were 292.9crores (consisting primarily of specific, general and floating provisions) as against 366.0crores for the corresponding quarter ended September 30, 2011. After providing 718.4crores for taxation, the Bank earned a net profit of 1,560.0crores, an increase of 30.1% over the quarter ended September 30, 2011.

Balance Sheet: As of September 30, 2012

The Bank’s total balance sheet size increased by 19.5% from 315,746crores as of September 30, 2011, to 377,375crores as of September 30, 2012. Total net advances as of September 30, 2012, were 231,649crores, an increase of 22.9% over September 30, 2011. The mix of loans between the retail and wholesale segments was 53:47 as on September 30, 2012. Total deposits were at 274,130crores, an increase of 18.8% over September 30, 2011. Savings deposits grew 14.7% to 79,151crores. Net of one-off current account balances, the CASA ratio as at September 30, 2012, was 45.9%.

Half Year ended September 30, 2012:

For the half year ended September 30, 2012, the Bank earned a total income of 19,406.7crores as against 15,027.4 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2012, were 10,090.4 crores, as against 8,124.2 crores for the six months ended September 30, 2011, an increase of 24.2%. Net profit for the half year ended September 30, 2012 was 2,977.4 crores, up by 30.3% over the corresponding six months ended September 30, 2011.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at September 30, 2012, (computed as per Basel II guidelines) stood at 17.0% as against the regulatory minimum of 9.0%. Tier-I CAR was 11.4% as of September 30, 2012.

Network:

As of September 30, 2012, the Bank’s distribution network was at 2,620 branches and 10,316 ATMs in 1,454 cities as against 2,150 branches and 6,520 ATMs in 1,141 cities as of September 30, 2011.

Asset Quality:

Asset quality remained healthy with gross non-performing assets as on September 30, 2012, at 0.9% of gross advances, and net non-performing assets at 0.2% of net advances as of September 30, 2012. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements. The NPA coverage ratio based on specific provisions (not including write-offs, technical or otherwise) was at 82% as on September 30, 2012. Total restructured loans (including applications received and under process for restructuring) were at 0.3% of gross advances as of September 30, 2012.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. Our forward looking statements speak only as of the date on which they are made and we do not undertake any obligation, and we do not intend, to update or revise any forward looking statements to reflect events or circumstances after the date in the statement, even if our expectations or any related events or circumstances change. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and other countries which have an impact on our business activities or investments caused by any factor including the global financial crisis and problems in the Eurozone countries, terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.